SECURITIES AND UNITED STATES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                         MANCHESTER EQUIPMENT CO., INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   562154 10 4
                                 (CUSIP Number)

                                   May 6, 1998
            (Dates of Events Which Require Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-----------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A

CUSIP No. 562154 10 4


--------------- ----------------------------------------------------------------
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Barry R. Steinberg
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|

                                                                    (b)  |X|

--------------- ----------------------------------------------------------------
3. SEC USE ONLY


--------------- ----------------------------------------------------------------
4. SOURCE OF FUNDS

                                  PF

--------------- ----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(D) OR 2(E)                            |_|


--------------- ----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S.A.

-------------------------- ----------- -----------------------------------------
        NUMBER OF                      SOLE VOTING POWER
                           7.
         SHARES                                 4,674,101
                           -----------------------------------------------------
      BENEFICIALLY         8.   SHARED VOTING POWER

      OWNED BY EACH                        0
                           -----------------------------------------------------
        REPORTING          9.    SOLE DISPOSITIVE POWER

       PERSON WITH                      4,674,101

                           ----------- -----------------------------------------
                           10.            SHARED DISPOSITIVE POWER

                                                0

--------------- ----------------------------------------------------------------
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  4,674,101

--------------- ----------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                              |_|


--------------- ---------------------------------------------------------------
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  57.7%

--------------- ----------------------------------------------------------------
     14.        TYPE OF REPORTING PERSON

                                  IN

--------------- ----------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 562154 10 4


--------------- ----------------------------------------------------------------
     1.         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Ilene Steinberg
--------------- ----------------------------------------------------------------
      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                     (b)  |X|

--------------- ----------------------------------------------------------------
     3.         SEC USE ONLY


--------------- ----------------------------------------------------------------
     4.         SOURCE OF FUNDS

                     OO. See Item 3.

--------------- ----------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                         |_|


--------------- ----------------------------------------------------------------
     6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S.A.

-------------------------- -----------------------------------------------------
        NUMBER OF          7.      SOLE VOTING POWER

         SHARES                                 59,500
                            ----------------------------------------------------
      BENEFICIALLY
                            8.  SHARED VOTING POWER
      OWNED BY EACH
                                         0
        REPORTING           ----------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
       PERSON WITH                    59,500
                           ----------- -----------------------------------------

                           10.  SHARED DISPOSITIVE POWER

                                                0
--------------- ----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  59,500     See Item 5(a).

--------------- ----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                   |_|


--------------- ----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 .7%    See Item 5(a).

--------------- ----------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                 IN

--------------- ----------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 562154 10 4


--------------- ----------------------------------------------------------------
1. NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Sheryl Steinberg
--------------- ----------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|

                                                                 (b)  |X|

--------------- ----------------------------------------------------------------
3. SEC USE ONLY



--------------- ----------------------------------------------------------------
4. SOURCE OF FUNDS

            0O. See Item 3.

--------------- ----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(D) OR 2(E)                         |_|


--------------- ----------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

                                  U.S.A.

--------------------------------------------------------------------------------
NUMBER OF                  7.   SOLE VOTING POWER

BENEFICIALLY                         59,000
                           -----------------------------------------------------
OWNED BY EACH              8.  SHARED VOTING POWER

REPORTING                              0
                           -----------------------------------------------------
PERSON WITH
                           9.          SOLE DISPOSITIVE POWER

                                                59,000

                          ------------------------------------------------------
                           10.            SHARED DISPOSITIVE POWER

                                                0

--------------- ----------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  59,000     See Item 5(a).

--------------- ----------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                         |_|


--------------- ----------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      .7%    See Item 5(a).

--------------- ----------------------------------------------------------------
14. TYPE OF REPORTING PERSON

                                  IN

--------------- ----------------------------------------------------------------

     As used herein, the term (i) "Schedule 13D" means that certain Schedule 13D, dated March 24, 1997, together with any previous amendments and any subsequent amendments, modifications or supplements thereto; and (ii) "Original
Schedule 13D" means only the original Schedule 13D, dated March 24, 1997, excluding any amendments thereto. This Amendment No. 5 amends the Schedule 13D filed by the reporting persons to amend or supplement, as the case may be, Items 3 and 5 of the Schedule 13D. Capitalized terms not referred to in this Amendment No. 5 are used as defined in the Schedule 13D filing of the filing persons.

Item 3.  Source and Amount of Funds or Other Consideration.

         Since the filing of the Original Schedule 13D, Barry R. Steinberg ("Steinberg"), using his own funds, made purchases of the shares of the Issuer's Common Stock, at the respective purchase prices per share and on the respective dates set forth below, and made the disposition of shares of the Issuer's Common Stock on May 29, 1997, described below:

               Date                         Number of Shares   Purchase Price
               ----                         ----------------     per share
                                                                 ---------

               May 29, 1997                 (10,000)1
               June 9, 1997                  12,500              $4.00
               June 20, 1997                  2,500              $4.00
               June 25, 1997                 10,000              $4.00
               July 22, 1997                  5,000              $4.25
               July 23, 1997                  5,000              $4.25
               July 29, 1997                  5,000              $4.47
               August 4, 1997                10,000              $4.43
               August 6, 1997                 5,000              $4.43
               January 16, 1998               2,000              $3.62
               January 16, 1998               8,000              $3.75
               January 26, 1998               3,500              $3.875
               January 28, 1998               2,500              $4.125
               February 5, 1998               2,000              $4.00
               February 6, 1998               5,000              $4.00
               February 9, 1998               5,000              $4.00
               February 9, 1998               5,000              $4.06
               February 10, 1998              5,000              $3.93
               May 6, 1998                    6,000              $4.00
                                              -----

               Total                         89,000
                                             ======


     Since the filing of the Original Schedule 13D, Ilene Steinberg ("Ilene") made the following purchases of shares of the Issuer's Common Stock, using a portion of the proceeds of the Loans, and made the following disposition of certain of her shares of the Issuer's Common Stock:

                                                        Purchase
                 Date          Number of Shares       Price Per Share
                ----           ----------------       ---------------

                April 1, 1997         5,000                $4.25
                June 9, 1997            500                $4.00
                July 13, 1998          (750)               $3.93
                                       -----

                Total                 4,750
                                      =====



-----------------

1. On May 29, 1997, Steinberg made a gift of 10,000 shares of the Common Stock of the Issuer, as reported on Form 5 dated September 11, 1997

     Since the filing of the Original Schedule 13D Sheryl Steinberg ("Sheryl") made the following purchase of shares of the Issuer's Common Stock, using a portion of the proceeds of the Loan:

                                                          Purchase
           Date             Number of Shares          Price Per Share
           ----             ----------------          ---------------

           March 18, 1997       5,000                   $4.50
                                -----

           Total                5,000
                                =====

     Both Sheryl's and Ilene's purchases were made on the open market, as well as Ilene's sale of 750 shares of the Issuer's Common Stock.

Item 5.  Interest in Securities of the Issuer.

     (a) There is set forth below the aggregate number of shares of Common Stock and the percentage of outstanding shares of Common Stock beneficially owned by the respective filing persons, as of the close of business on December 10, 1998. (The figures reported are based upon the 8,096,600 shares of the Common Stock outstanding on December 7, 1998, as represented by the Issuer in the Form 10-Q for the quarterly period ended October 31, 1998.)

       Name of                             Shares               Percentage of
       Holder                        Beneficially Owned       Outstanding Shares
       ------                        ------------------       ------------------

     Barry R. Steinberg             4,674,101                    57.7%
     Ilene Steinberg                   59,500                      .7%
     Sheryl Steinberg                  59,000                      .7%
     Total                          4,792,601                    59.1%
                                    =========                    -----


     (b) Each of the persons named above has the sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by him or her.


                  .
                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, each of us certifies that the information set forth in this statement is true, complete and correct.



        Date:     December 18, 1998       ss:\   Barry R. Steinberg
                                           -------------------------------------
                                                     Barry R. Steinberg


                                           ss:\ Ilene Steinberg
                                           --------------------
                                                     Ilene Steinberg



                                           ss:\  Sheryl Steinberg
                                           ----------------------
                                                     Sheryl Steinberg